Exhibit 99.1

SAPIENS FILES ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2019

april 8, 2020

HOLON, Israel, April 8, 2020 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report on Form 20-F, which contains Sapiens’ audited financial statements, can be accessed at the SEC’s website at http://www.sec.gov, as well as via the Company’s investor relations website at https://www.sapiens.com/investor-relations/sec-filings/.

The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to Alex Zukerman, Chief Marketing Officer, at +972-54-672-4910 or alex.zukerman@sapiens.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

Chief Marketing Officer

IL: +972 546 724 910

Alex.zukerman@sapiens.com